                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934

                                 (AMENDMENT NO. 9)


                           DEGEORGE FINANCIAL CORPORATION
                        ------------------------------------
                                  (Name of Issuer)


                       Common Stock, par value $.10 per share
                   ----------------------------------------------
                           (Title of Class of Securities)


                                    244783 10 6
                                 ------------------
                                   (CUSIP Number)

                              Jonathan K. Dodge, Esq.
                   Vice President, Secretary and General Counsel
                           DeGeorge Financial Corporation
                                  99 Realty Drive
                            Cheshire, Connecticut 06410
                                Tel. (203) 699-3400

                ----------------------------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                  January 29, 1998
                            ---------------------------
                           (Date of Event which Requires
                             Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with this statement: / /

CUSIP No. 244783-10-6

--------------------------------------------------------------------------------
 1)   Name of Reporting Person                          BNC Acquisition Corp.
      S.S. or I.R.S. Identification No. of Above        41-1651186
      Person
--------------------------------------------------------------------------------
 2)   Check the Appropriate                             (a) [x]
      Box if a Member of a                              (b) [ ]
      Group
--------------------------------------------------------------------------------
 3)   SEC Use Only
--------------------------------------------------------------------------------
 4)   Source of Funds                                   00
--------------------------------------------------------------------------------
 5)   Check if Disclosure                               Not Applicable
      of Legal Proceedings
      is Required Pursuant
      to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
 6)   Citizenship or Place                              Delaware
      of Organization
--------------------------------------------------------------------------------
 Number of Shares            7)    Sole Voting Power    5,668,570 shares of
 Beneficially Owned by Each                             Common Stock, $.10 par
 Reporting Person With:                                 value

                             8)    Shared Voting Power            -0-

                             9)    Sole Dispositive     5,668,570 shares of
                                   Power                Common Stock, $.10 par
                                                        value

                             10)   Shared Dispositive             -0-
                                   Power
--------------------------------------------------------------------------------
 11)  Aggregate Amount Beneficially Owned by Each       5,668,570 shares of
      Reporting Person                                  Common Stock, $.10 par
                                                        value
--------------------------------------------------------------------------------
 12)  Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares
--------------------------------------------------------------------------------
 13)  Percent of Class Represented by Amount in Row     52.4%
      (11)
--------------------------------------------------------------------------------
 14)  Type of Reporting Person                          CO/HC
--------------------------------------------------------------------------------

CUSIP No. 244783-10-6

--------------------------------------------------------------------------------
 1)   Name of Reporting Person                          Peter R. DeGeorge
      S.S. or I.R.S. Identification No. of Above
      Person
--------------------------------------------------------------------------------
 2)   Check the Appropriate                             (a) [x]
      Box if a Member of a                              (b) [ ]
      Group
--------------------------------------------------------------------------------
 3)   SEC Use Only
--------------------------------------------------------------------------------
 4)   Source of Funds                                   PF
--------------------------------------------------------------------------------
 5)   Check if Disclosure                               [X]
      of Legal Proceedings
      is Required Pursuant
      to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
 6)   Citizenship or Place                              United States of
      of Organization                                   America
--------------------------------------------------------------------------------
 Number of Shares            7)    Sole Voting Power    5,801,903 shares of
 Beneficially Owned by Each                             Common Stock, $.10 par
 Reporting Person With:                                 value

                             8)    Shared Voting Power            -0-

                             9)    Sole Dispositive     5,801,903 shares of
                                   Power                Common Stock, $.10 par
                                                        value

                             10)   Shared Dispositive             -0-
                                   Power
--------------------------------------------------------------------------------
 11)  Aggregate Amount Beneficially Owned by Each       5,801,903 shares of
      Reporting Person                                  Common Stock, $.10 par
                                                        value
--------------------------------------------------------------------------------
 12)  Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares
--------------------------------------------------------------------------------
 13)  Percent of Class Represented by Amount in Row     53.7%
      (11)
--------------------------------------------------------------------------------
 14)  Type of Reporting Person                          IN
--------------------------------------------------------------------------------

CUSIP No. 244783-10-6

--------------------------------------------------------------------------------
 1)   Name of Reporting Person                          Herbert L. Getzler
      S.S. or I.R.S. Identification No. of Above
      Person
--------------------------------------------------------------------------------
 2)   Check the Appropriate                             (a) [x]
      Box if a Member of a                              (b) [ ]
      Group
--------------------------------------------------------------------------------
 3)   SEC Use Only
--------------------------------------------------------------------------------
 4)   Source of Funds                                   PF
--------------------------------------------------------------------------------
 5)   Check if Disclosure                               Not Applicable
      of Legal Proceedings
      is Required Pursuant
      to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
 6)   Citizenship or Place                              United States of
      of Organization                                   America
--------------------------------------------------------------------------------
 Number of Shares            7)    Sole Voting Power    515,000 shares of
 Beneficially Owned by Each                             Common Stock, $.10 par
 Reporting Person With:                                 value

                             8)    Shared Voting Power            -0-

                             9)    Sole Dispositive     515,000 shares of
                                   Power                Common Stock, $.10 par
                                                        value
                             10)   Shared Dispositive             -0-
                                   Power
--------------------------------------------------------------------------------
 11)  Aggregate Amount Beneficially Owned by Each       515,000 shares of
      Reporting Person                                  Common Stock, $.10 par
                                                        value
--------------------------------------------------------------------------------
 12)  Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares
--------------------------------------------------------------------------------
 13)  Percent of Class Represented by Amount in Row     4.8%
      (11)
--------------------------------------------------------------------------------
 14)  Type of Reporting Person                          IN
--------------------------------------------------------------------------------

CUSIP No. 244783-10-6

--------------------------------------------------------------------------------
 1)   Name of Reporting Person                          James G. Einloth
      S.S. or I.R.S. Identification No. of Above
      Person
--------------------------------------------------------------------------------
 2)   Check the Appropriate                             (a) [x]
      Box if a Member of a                              (b) [ ]
      Group
--------------------------------------------------------------------------------
 3)   SEC Use Only
--------------------------------------------------------------------------------
 4)   Source of Funds                                   PF
--------------------------------------------------------------------------------
 5)   Check if Disclosure                               Not Applicable
      of Legal Proceedings
      is Required Pursuant
      to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
 6)   Citizenship or Place                              United States of
      of Organization                                   America
--------------------------------------------------------------------------------
 Number of Shares            7)    Sole Voting Power    315,666 shares of
 Beneficially Owned by Each                             Common Stock, $.10 par
 Reporting Person With:                                 value

                             8)    Shared Voting Power            -0-

                             9)    Sole Dispositive     315,666 shares of
                                   Power                Common Stock, $.10 par
                                                        value

                             10)   Shared Dispositive             -0-
                                   Power
--------------------------------------------------------------------------------
 11)  Aggregate Amount Beneficially Owned by Each       315,666 shares of
      Reporting Person                                  Common Stock, $.10 par
                                                        value
--------------------------------------------------------------------------------
 12)  Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares
--------------------------------------------------------------------------------
 13)  Percent of Class Represented by Amount in Row     2.9%
      (11)
--------------------------------------------------------------------------------
 14)  Type of Reporting Person                          IN
--------------------------------------------------------------------------------

CUSIP No. 244783-10-6


--------------------------------------------------------------------------------
 1)   Name of Reporting Person                          Jonathan K. Dodge
      S.S. or I.R.S. Identification No. of Above
      Person
--------------------------------------------------------------------------------
 2)   Check the Appropriate                             (a) [x]
      Box if a Member of a                              (b) [ ]
      Group
--------------------------------------------------------------------------------
 3)   SEC Use Only
--------------------------------------------------------------------------------
 4)   Source of Funds                                   PF
--------------------------------------------------------------------------------
 5)   Check if Disclosure                               Not Applicable
      of Legal Proceedings
      is Required Pursuant
      to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
 6)   Citizenship or Place                              United States of
      of Organization                                   America
--------------------------------------------------------------------------------
 Number of Shares            7)    Sole Voting Power    153,166 shares of
 Beneficially Owned by Each                             Common Stock, $.10 par
 Reporting Person With:                                 value

                             8)    Shared Voting Power            -0-

                             9)    Sole Dispositive     153,166 shares of
                                   Power                Common Stock, $.10 par
                                                        value

                             10)   Shared Dispositive             -0-
                                   Power
--------------------------------------------------------------------------------
 11)  Aggregate Amount Beneficially Owned by Each       153,166 shares of
      Reporting Person                                  Common Stock, $.10 par
                                                        value
--------------------------------------------------------------------------------
 12)  Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares
--------------------------------------------------------------------------------
 13)  Percent of Class Represented by Amount in Row     1.4%
      (11)
--------------------------------------------------------------------------------
 14)  Type of Reporting Person                          IN
--------------------------------------------------------------------------------

CUSIP No. 244783-10-6

--------------------------------------------------------------------------------
 1)   Name of Reporting Person                          Lawrence J. DeGeorge
      S.S. or I.R.S. Identification No. of Above
      Person
--------------------------------------------------------------------------------
 2)   Check the Appropriate                             (a) [x]
      Box if a Member of a                              (b) [ ]
      Group
--------------------------------------------------------------------------------
 3)   SEC Use Only
--------------------------------------------------------------------------------
 4)   Source of Funds                                   PF
--------------------------------------------------------------------------------
 5)   Check if Disclosure                               Not Applicable
      of Legal Proceedings
      is Required Pursuant
      to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
 6)   Citizenship or Place                              United States of
      of Organization                                   America
--------------------------------------------------------------------------------
 Number of Shares            7)    Sole Voting Power    52,500 shares of Common
 Beneficially Owned by Each                             Stock, $.10 par value
 Reporting Person With:
                             8)    Shared Voting Power            -0-

                             9)    Sole Dispositive     52,500 shares of Common
                                   Power                Stock, $.10 par value

                             10)   Shared Dispositive             -0-
                                   Power
--------------------------------------------------------------------------------
 11)  Aggregate Amount Beneficially Owned by Each       52,500 shares of Common
      Reporting Person                                  Stock, $.10 par value
--------------------------------------------------------------------------------
 12)  Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares
--------------------------------------------------------------------------------
 13)  Percent of Class Represented by Amount in Row     0.5%
      (11)
--------------------------------------------------------------------------------
 14)  Type of Reporting Person                          IN
--------------------------------------------------------------------------------

CUSIP No. 244783-10-6

--------------------------------------------------------------------------------
 1)   Name of Reporting Person                          Florence A. DeGeorge
      S.S. or I.R.S. Identification No. of Above
      Person
--------------------------------------------------------------------------------
 2)   Check the Appropriate                             (a) [x]
      Box if a Member of a                              (b) [ ]
      Group
--------------------------------------------------------------------------------
 3)   SEC Use Only
--------------------------------------------------------------------------------
 4)   Source of Funds                                   PF
--------------------------------------------------------------------------------
 5)   Check if Disclosure                               Not Applicable
      of Legal Proceedings
      is Required Pursuant
      to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
 6)   Citizenship or Place                              United States of
      of Organization                                   America
--------------------------------------------------------------------------------
 Number of Shares            7)    Sole Voting Power    35,000 shares of Common
 Beneficially Owned by Each                             Stock, $.10 par value
 Reporting Person With:
                             8)    Shared Voting Power            -0-

                             9)    Sole Dispositive     35,000 shares of Common
                                   Power                Stock, $.10 par value

                             10)   Shared Dispositive             -0-
                                   Power
--------------------------------------------------------------------------------
 11)  Aggregate Amount Beneficially Owned by Each       35,000 shares of Common
      Reporting Person                                  Stock, $.10 par value
--------------------------------------------------------------------------------
 12)  Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares
--------------------------------------------------------------------------------
 13)  Percent of Class Represented by Amount in Row     0.3%
      (11)
--------------------------------------------------------------------------------
 14)  Type of Reporting Person                          IN
--------------------------------------------------------------------------------

CUSIP No. 244783-10-6

--------------------------------------------------------------------------------
 1)   Name of Reporting Person                          Lawrence F. DeGeorge
      S.S. or I.R.S. Identification No. of Above
      Person
--------------------------------------------------------------------------------
 2)   Check the Appropriate                             (a) [x]
      Box if a Member of a                              (b) [ ]
      Group
--------------------------------------------------------------------------------
 3)   SEC Use Only
--------------------------------------------------------------------------------
 4)   Source of Funds                                   PF
--------------------------------------------------------------------------------
 5)   Check if Disclosure                               Not Applicable
      of Legal Proceedings
      is Required Pursuant
      to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
 6)   Citizenship or Place                              United States of
      of Organization                                   America
--------------------------------------------------------------------------------
 Number of Shares            7)    Sole Voting Power    400,000 shares of
 Beneficially Owned by Each                             Common Stock, $.10 par
 Reporting Person With:                                 value

                             8)    Shared Voting Power            -0-

                             9)    Sole Dispositive     400,000 shares of
                                   Power                Common Stock, $.10 par
                                                        value

                             10)   Shared Dispositive             -0-
                                   Power
--------------------------------------------------------------------------------
 11)  Aggregate Amount Beneficially Owned by Each       400,000 shares of
      Reporting Person                                  Common Stock, $.10 par
                                                        value
--------------------------------------------------------------------------------
 12)  Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares
--------------------------------------------------------------------------------
 13)  Percent of Class Represented by Amount in Row     3.7%
      (11)
--------------------------------------------------------------------------------
 14)  Type of Reporting Person                          IN
--------------------------------------------------------------------------------

CUSIP No. 244783-10-6

--------------------------------------------------------------------------------
 1)   Name of Reporting Person                          Mary M. Dunn
      S.S. or I.R.S. Identification No. of Above
      Person
--------------------------------------------------------------------------------
 2)   Check the Appropriate                             (a) [x]
      Box if a Member of a                              (b) [ ]
      Group
--------------------------------------------------------------------------------
 3)   SEC Use Only
--------------------------------------------------------------------------------
 4)   Source of Funds                                   PF
--------------------------------------------------------------------------------
 5)   Check if Disclosure                               Not Applicable
      of Legal Proceedings
      is Required Pursuant
      to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
 6)   Citizenship or Place                              United States of
      of Organization                                   America
--------------------------------------------------------------------------------
 Number of Shares            7)    Sole Voting Power    130,000 shares of
 Beneficially Owned by Each                             Common Stock, $.10 par
 Reporting Person With:                                 value

                             8)    Shared Voting Power            -0-

                             9)    Sole Dispositive     130,000 shares of
                                   Power                Common Stock, $.10 par
                                                        value

                             10)   Shared Dispositive             -0-
                                   Power
--------------------------------------------------------------------------------
 11)  Aggregate Amount Beneficially Owned by Each       130,000 shares of
      Reporting Person                                  Common Stock, $.10 par
                                                        value
--------------------------------------------------------------------------------
 12)  Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares
--------------------------------------------------------------------------------
 13)  Percent of Class Represented by Amount in Row     1.2%
      (11)
--------------------------------------------------------------------------------
 14)  Type of Reporting Person                          IN
--------------------------------------------------------------------------------

CUSIP No. 244783-10-6

--------------------------------------------------------------------------------
 1)   Name of Reporting Person                          DeGeorge Financial
      S.S. or I.R.S. Identification No. of Above        Acquisition Corp.
      Person
--------------------------------------------------------------------------------
 2)   Check the Appropriate                             (a) [x]
      Box if a Member of a                              (b) [ ]
      Group
--------------------------------------------------------------------------------
 3)   SEC Use Only
--------------------------------------------------------------------------------
 4)   Source of Funds                                   PF
--------------------------------------------------------------------------------
 5)   Check if Disclosure                               Not Applicable
      of Legal Proceedings
      is Required Pursuant
      to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
 6)   Citizenship or Place                              United States of
      of Organization                                   America
--------------------------------------------------------------------------------
 Number of Shares            7)    Sole Voting Power              -0-
 Beneficially Owned by Each
 Reporting Person With:
                             8)    Shared Voting Power            -0-

                             9)    Sole Dispositive               -0-
                                   Power

                             10)   Shared Dispositive             -0-
                                   Power
--------------------------------------------------------------------------------
 11)  Aggregate Amount Beneficially Owned by Each                 -0-
      Reporting Person
--------------------------------------------------------------------------------
 12)  Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares
--------------------------------------------------------------------------------
 13)  Percent of Class Represented by Amount in Row     0.0%
      (11)
--------------------------------------------------------------------------------
 14)  Type of Reporting Person                          CO
--------------------------------------------------------------------------------

CUSIP No. 244783-10-6

                           AMENDMENT NO. 9 TO SCHEDULE 13D

     Reference is hereby made to the statement on Schedule 13D as originally filed with the Securities and Exchange Commission on December 21, 1992 and amended by Amendment No. 1 (dated January 15 1993), Amendment No. 2 (dated July 8, 1993), Amendment No. 3 (dated October 18, 1993), Amendment No. 4 (dated March 10, 1994), Amendment No. 5 (dated November 9, 1994), Amendment No. 6 (dated April 30, 1996), Amendment No. 7 (dated January 6, 1997) and Amendment No. 8 (dated September 12, 1997) thereto (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D and not otherwise defined herein are used herein as so defined.

     The Schedule 13D is amended as follows:

Item 1.   SECURITY AND ISSUER.

          The class of equity securities to which this statement relates is the common stock, par value $.10 per share (the "DFC Common Stock"), of DeGeorge Financial Corporation, a Delaware corporation ("DFC"), formerly known as Miles Homes, Inc. The principal executive office of DFC is located at 99 Realty Drive, Cheshire, Connecticut 06410.

Item 2.   IDENTITY AND BACKGROUND

          This statement is being filed pursuant to Section 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13d-1 promulgated thereunder by the following corporation and individuals (the "Filing Parties"):

          1. BNC Acquisition Corp. ("BNC") is a privately-owned corporation organized under the laws of the state of Delaware. Its principal business is that of a holding company. The address of BNC's principal business and principal office is c/o DeGeorge Homes of Florida, Inc. ("DeGeorge/Florida"), 140 Intracoastal Pointe Drive, Suite 410, Jupiter, Florida 33477.

          2. Peter R. DeGeorge's present principal occupation or employment is Chairman of the Board and Chief Executive Officer of DFC. DFC arranges financing and is currently managing over $200 million in underwritten construction loans. It provides access to home ownership for people who lack a sufficient down payment or sufficient income to support the purchase of the home they desire through conventional mortgage programs. Through its packaging of financial services and customer support, the Company enables its customers to reduce the cost of home construction by eliminating the general contractor, the intent of which is to create an equity position that serves as the down payment for permanent financing upon the conclusion of the home construction process. DFC's address is 99 Realty Drive, Cheshire, Connecticut 06410. Mr. DeGeorge is also Chairman of the Board, Chief Executive Officer and President of

CUSIP No. 244783-10-6

     BNC. His business address is c/o DeGeorge/Florida, 140 Intracoastal Pointe Drive, Suite 410, Jupiter, Florida 33477.

          3. Herbert L. Getzler's present principal occupation or employment is retired. His residence is 2702 Captains Way, Jupiter, Florida 33477.

          4. James G. Einloth's present principal occupation or employment is President of DeGeorge/Florida. His business address is c/o
     DeGeorge/Florida, 140 Intracoastal Pointe Drive, Suite 410, Jupiter, Florida 33477.

          5. Jonathan K. Dodge's present principal occupation or employment is Vice President, Secretary and General Counsel of DFC. His business address is c/o DeGeorge Home Alliance, Inc., a Delaware corporation ("DHA"),
     591 Park Avenue, New York, New York  10021.

          6. Lawrence J. DeGeorge's present principal occupation is managing personal investments. His business address is c/o DeGeorge/Florida, 140 Intracoastal Pointe Drive, Suite 410, Jupiter, Florida 33477.

          7. Florence A. DeGeorge's present principal occupation is homemaker. Her address is c/o DeGeorge/Florida, 140 Intracoastal Pointe Drive, Suite 410, Jupiter, Florida 33477.

          8. Lawrence F. DeGeorge's present principal occupation is managing personal investments. His residence is 3127 Casseekey Island Road, Jupiter, Florida 33477.

          9. Mary M. Dunn's present principal occupation is homemaker. Her residence is 210 Weise Road, Cheshire, Connecticut 06410.

          10. DeGeorge Financial Acquisition Corp. ("DFC Acquisition") is a privately-owned corporation organized under the laws of the state of Delaware. Its principal business is to acquire by merger the Non-Affiliate Shares (as defined in Item 4). The address of DFC Acquisition's principal business and principal office is c/o DFC, 99 Realty Drive, Cheshire, Connecticut 06410.

          The name, business address and present principal occupation or employment of each executive officer and director of BNC and DFC Acquisition (the "BNC Officers") is set forth in Schedule I hereto, which is incorporated herein by reference.

          None of the Filing Parties nor any of the BNC Officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 244783-10-6

          On November 13, 1997, the Company issued a press release announcing that it had reached a settlement (the "Settlement") with the Securities and Exchange Commission (the "Commission") regarding an investigation of the Company, certain of its officers, directors, employees, affiliates and other persons or entities. The investigation was related to transactions between the Company and its directors, officers, its major stockholder, BNC, which is wholly owned by Peter R. DeGeorge, and other related entities. BNC, its wholly-owned subsidiary, Star Services, Inc. of Delaware ("Star Services"), and others also received subpoenas as part of the investigation. Under the Settlement, the Company consented to a cease and desist order in a Commission administrative proceeding without admitting or denying the Commission's findings. In addition, as required by the Settlement, the Company hired a consultant acceptable to the staff of the Commission to advise the Company with respect to improving procedures relating to the approval, recording and disclosure of related party transactions. The Company also has agreed to adopt the recommendations of such consultant unless such recommendations are impractical or unduly burdensome. The Company is not paying any fine or civil penalty under the Settlement.

     In a separate proceeding, Peter R. DeGeorge, Chairman of the Board and Chief Executive Officer of the Company, settled with the Commission certain charges, without admitting or denying the Commission's allegations. He agreed to the entry of an injunction against him prohibiting future violations of the federal securities laws and further agreed to the payment of a civil penalty of $50,000 and a payment in the nature of restitution to the Company of $248,000 (which includes $44,000 of prejudgment interest).

Item 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

          It is expected that approximately $6.9 million will be necessary to effect the proposal to acquire Non-Affiliated Shares described in Item 4 below. It is expected that the Filing Parties or an affiliate of the Filing Parties will borrow some or all of such funds from an entity controlled by Peter DeGeorge's father, Lawrence J. DeGeorge.

          Of the 5,668,570 shares of DFC Common Stock currently owned by BNC, 4,475,744 shares were owned by Milestar, Inc., a Delaware corporation ("Milestar"), prior to the merger of Milestar with and into DFC on October 13, 1994 (the "Merger"). Of these shares, 80,333 shares had been received by Milestar as a capital contribution in October 1990 from BNC and had originally been issued to Mr. DeGeorge for consideration of $.10 per share from his personal funds. Another 3,000 shares of DFC Common Stock were received by Milestar as a capital contribution in October 1990 from James G. Einloth and had originally been issued to Mr. Einloth for consideration of $.10 per share from his personal funds. An additional 3,075,830 shares of DFC Common Stock were received by Milestar as a result of a stock split which took place immediately prior to DFC's initial public offering (the "Offering"), the registration statement for which (File No. 33-50696) was declared effective on December 3, 1992. Milestar received 1,720,581 shares of DFC Common Stock in a share exchange immediately prior to the Offering pursuant to which BNC contributed to Milestar, which in turn contributed to DFC, all

CUSIP No. 244783-10-6

of the outstanding 12 1/2% Cumulative Preferred Stock of DHA, a subsidiary of DFC formerly known as Miles Homes Services, Inc., in exchange for 545 shares of Milestar common stock (to BNC) and 1,720,581 shares of DFC Common Stock (to Milestar). BNC received 4,475,744 shares of DFC Common Stock in the Merger, as described below. The remaining 1,192,826 shares of DFC Common Stock currently owned by BNC were contributed to BNC by Peter R. DeGeorge in the second quarter of 1998.

          The DFC Common Stock bought by Mary M. Dunn (formerly Mary M. DeGeorge) in June of 1993 was purchased using $620,097.20 of her own personal funds. These shares were transferred to Mr. Peter R. DeGeorge as part of their divorce settlement in 1995.

          On September 23, 1993, Peter R. DeGeorge loaned $2 million to DFC pursuant to a note which was later converted into DFC Common Stock as described below. The $2 million loan was made with his own personal funds.

          The DFC Common Stock bought by Peter R. DeGeorge in July of 1994 was purchased using $244,688 of his own personal funds. The DFC Common Stock bought by Peter R. DeGeorge on December 14, 1995 was purchased using $494,504 of his own personal funds. The DFC Common Stock bought by Peter R. DeGeorge on December 17, 1996 was purchased using $182,817 of his own personal funds. The DFC Common Stock bought by Peter R. DeGeorge on April 15, 1997 was purchased using $112,129.88 of his own personal funds. All of such shares were contributed to BNC in the second quarter of 1998.

          The 465,000 shares of DFC Common Stock owned by Herbert L. Getzler were purchased using $46,500 of his own personal funds.

          The 279,000 shares of DFC Common Stock owned by James G. Einloth were purchased using $27,900 of his own personal funds.

          The 19,500 shares of DFC Common Stock owned by Jonathan K. Dodge were purchased using $66,500 of his own personal funds.

          The 52,500 shares of DFC Common Stock owned by Lawrence J. DeGeorge were purchased using $206,875 of his own personal funds.

          The 35,000 shares of DFC Common Stock owned by Florence A. DeGeorge were purchased using $122,500 of her own personal funds.

          Of the 400,000 shares of DFC Common Stock owned by Lawrence F. DeGeorge 100,000 shares were purchased using $625,000 of his own personal funds and 300,000 were purchased using $1,500,000 of his own personal funds.

CUSIP No. 244783-10-6

          The 130,000 shares of DFC Common Stock owned by Mary M. Dunn were purchased using approximately $260,000 of her own personal funds.

Item 4.   PURPOSE OF TRANSACTION.

          The Filing Parties have engaged in the transactions described herein for the purpose of acquiring through a merger all of the outstanding shares of Common Stock of DFC not currently owned by them (the "Non-Affiliated Shares").

          By letter dated September 12, 1997, Peter R. DeGeorge submitted a proposal (the "Proposal") to the Board of Directors of DFC to acquire the Non-Affiliated Shares for $1.30 in cash per share. After negotiations between Mr. DeGeorge and a special committee of independent directors (the "Special Committee"), the Proposal was amended on December 3, 1997 to provide for a per share merger consideration of $1.50.

          On January 29, 1998, DFC and the Filing Parties executed a definitive agreement (the "Merger Agreement"), whereby each Non-Affiliated Share will be converted into the right to receive $1.50 in cash.

          The Merger Agreement and the consideration to be received by holders of shares of DFC Common Stock (other than the Filing Parties) were approved by the Company's board of directors following the unanimous recommendation of the Special Committee. The Special Committee was advised by Houlihan Lokey Howard & Zukin Capital which provided their opinion that the consideration to be received by DFC's stockholders (other than the Filing Parties) in this merger is fair to them from a financial point of view.

          The merger is subject to obtaining all necessary corporate and regulatory approvals, but is not subject to financing. The Filing Parties expect to complete the merger by July 31, 1998.

     Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The following information is based upon 10,810,193 shares of DFC Common Stock outstanding:

               (i) BNC owns 5,668,570 shares of DFC Common Stock, or approximately 52.4% of the DFC Common Stock outstanding.

               (ii) Peter R. DeGeorge owns 100% of the capital stock of BNC, and therefore may be deemed to beneficially own the shares of DFC Common Stock owned by BNC.

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CUSIP No. 244783-10-6

               (iii) Peter R. DeGeorge has outstanding stock options, which would enable him to acquire 400,000 shares of DFC Common Stock at an option exercise price of $1.50 per share. Such options were previously subject to earnings criteria that have been eliminated by the Board of Directors of DFC. Of such amount, options to purchase 133,333 shares of DFC Common Stock are currently exercisable.

               (iv) Herbert L. Getzler owns 465,000 shares of DFC Common Stock, or approximately 4.3% of the DFC Common Stock outstanding. He has sole power to vote, direct the vote of, dispose and direct the disposition of all such shares. Mr. Getzler has a currently exercisable outstanding option to purchase 50,000 shares of DFC Common Stock at an option exercise price of $1.50 per share.

               (v) James G. Einloth owns 279,000 shares of DFC Common Stock, or approximately 2.6% of the DFC Common Stock outstanding. He has sole power to vote, direct the vote of, dispose and direct the disposition of all such shares. Mr. Einloth has outstanding options to purchase 110,000 shares of DFC Common Stock, of which options to purchase 36,666 shares are currently exercisable.

               (vi) Jonathan K. Dodge owns 19,500 shares of DFC Common Stock, or approximately .2% of the DFC Common Stock outstanding. He has sole power to vote, direct the vote of, dispose and direct the disposition of all such shares. Mr. Dodge has outstanding options to purchase (a) 67,000 shares of DFC Common Stock at an option exercise price of $3.50 per share, which option expires on April 29, 2003, (b) 50,000 shares of DFC Common Stock at an option exercise price of $2.00 per share, which option expires on December 12, 2004 and (c) 50,000 shares of DFC Common Stock at an option exercise price of $1.25 per share, which option expires on March 14, 2007. The options set forth in (a) and (b) above and options to purchase
          16,666 shares set forth in (c) above are currently exercisable.

               (vii) Lawrence J. DeGeorge owns 52,500 shares of DFC Common Stock, or approximately 0.5% of the DFC Common Stock outstanding.
          He has sole power to vote, direct the vote of, dispose and direct the disposition of all such shares.

               (viii) Florence A. DeGeorge owns 35,000 shares of DFC Common Stock, or approximately 0.3% of the DFC Common Stock outstanding. She has sole power to vote, direct the vote of, dispose and direct the disposition of all such shares.

               (ix) Lawrence F. DeGeorge owns 400,000 shares of DFC Common Stock, or approximately 3.7% of the DFC Common Stock outstanding. He has

CUSIP No. 244783-10-6

          sole power to vote, direct the vote of, dispose and direct the disposition of all such shares.

               (x)  Mary M. Dunn owns 130,000 shares of DFC Common Stock, or
          approximately 1.2% of the DFC Common Stock outstanding.    She has
          sole power to vote, direct the vote of, dispose and direct the disposition of all such shares.

               (xi) DFC Acquisition was formed to effect the acquisition of the Non-Affiliated Shares. It owns no shares of DFC Common Stock.

          (b) BNC has sole power to vote or to direct the vote of all shares of DFC Common Stock referred to in paragraph (i) above and sole power to dispose or to direct the disposition of all such shares. Mr. DeGeorge is deemed to have the sole power to vote or to direct the vote and to dispose of or direct the disposition of the shares of DFC Common Stock owned by BNC by virtue of his ownership of 100% of the issued and outstanding stock of BNC.

          (c) None of the Filing Parties has effected any transactions in DFC Common Stock during the past 60 days except as described herein.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of DFC Common Stock beneficially owned by the Filing Parties.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 7(a) Agreement and Plan of Merger among the Filing Parties and DFC dated January 29, 1998

          Exhibit 7(b)   Agreement Concerning Joint Filing of Schedule 13D

CUSIP No. 244783-10-6

                                     SCHEDULE I

                     INFORMATION WITH RESPECT TO DIRECTORS AND
                    EXECUTIVE OFFICERS OF BNC ACQUISITION CORP.
                             AND DFC ACQUISITION CORP.

I.   DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the name and present principal occupation or employment of each of the current directors and executive officers of each of BNC and DFC Acquisition Corp. The present business address of Mr. DeGeorge is c/o DeGeorge/Florida, 140 Intracoastal Pointe Drive, Suite 410, Jupiter, Florida 33477. The present business address of Mr. Dodge is 591 Park Avenue, New York, New York 10021.

               NAME               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

 Peter R. DeGeorge                Chairman of the Board and Chief Executive
                                  Officer of DFC; Chairman of the Board,
                                  President and Chief Executive Officer of BNC and DFC Acquisition Corp.

 Jonathan K. Dodge                Vice President, Secretary and General Counsel
                                  of DFC; Vice President, Secretary and a
                                  director of BNC and DFC Acquisition Corp.

     DeGeorge Financial Corporation arranges financing and is currently managing over $200 million in underwritten construction loans. It provides access to home ownership for people who lack a sufficient down payment or sufficient income to support the purchase of the home they desire through conventional mortgage programs. Through its packaging of financial and customer support, the Company enables its customers to reduce the cost of home construction by eliminating the general contractor, the intent of which is to create an equity position that serves as the down payment for permanent financing upon the conclusion of the home construction process.


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

CUSIP No. 244783-10-6

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 1998

                                        BNC ACQUISITION CORP.


                                        By:    /s/ Peter R. DeGeorge
                                               --------------------------------
                                        Name:  Peter R. DeGeorge
                                        Title: Chairman and Chief Executive
                                               Officer


                                        /s/ Peter R. DeGeorge
                                        ---------------------------------------
                                        Peter R. DeGeorge


                                        /s/ Herbert L. Getzler
                                        ---------------------------------------
                                        Herbert L. Getzler


                                        /s/ James G. Einloth
                                        ---------------------------------------
                                        James G. Einloth


                                        /s/ Jonathan K. Dodge
                                        ---------------------------------------
                                        Jonathan K. Dodge


                                        /s/ Lawrence J. DeGeorge
                                        ---------------------------------------
                                        Lawrence J. DeGeorge


                                        /s/ Florence A. DeGeorge
                                        ---------------------------------------
                                        Florence A. DeGeorge


                                        /s/ Lawrence F. DeGeorge
                                        ---------------------------------------
                                        Lawrence F. DeGeorge

CUSIP No. 244783-10-6

                                        /s/ Mary M. Dunn
                                        ---------------------------------------
                                        Mary M. Dunn


                                        DEGEORGE FINANCIAL ACQUISITION CORP.

                                        /s/ Peter R. DeGeorge
                                        ---------------------------------------
                                        By:    Peter R. DeGeorge
                                        Title: President

CUSIP No. 244783-10-6

                                    EXHIBIT INDEX

          EXHIBIT                               DESCRIPTION
------------------------    ----------------------------------------------------
 Exhibit 7(a)               Agreement and Plan of Merger among the Filing
                            Parties and DFC dated January 29, 1998

 Exhibit 7(b)               Agreement Concerning Joint Filing of Schedule 13D